15046124

SEC Processing Section
FEB 26 2015
Washington DC
403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-66859 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FLASHFUNDERS SECURITIES LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15260 VENTURA BLVD. 20TH FLOOR
(No. and Street)

SHERMAN OAKS (City) CALIFORNIA (State) 91367 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOSEPH MILLER (818) 444-4416
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

**CHECK ONE:**

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/2/15
3/3/2015

## OATH OR AFFIRMATION

I, JOSEPH MILLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FLASHFUNDERS SECURITIES LLC, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

State of ____________________
County of ____________________
Subscribed and sworn to (or affirmed) before me on this ____ day of ____________, _____ by ______________________ proved to me on the basis of satisfactory evidences to be the person who appeared before me.

______________________________
Signature

______________________________
Title

______________________________
Notary Public

This report ** contains (check all applicable boxes):

- [ ] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**CALIFORNIA JURAT WITH AFFIANT STATEMENT** **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ____________________

2 ____________________

3 ____________________

4 ____________________

5 ____________________

6 ____________________

*Signature of Document Signer No. 1* *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 23rd day of February, 2015, by
Date Month Year

(1) Joseph Miller

(and (2)____________________),
*Name(s) of Signer(s)*

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

C. MORIGI
Commission # 2012902
Notary Public - California
Los Angeles County
My Comm. Expires Mar 17, 2017

Signature [signature]
*Signature of Notary Public*

*Seal*
*Place Notary Seal Above*

**OPTIONAL**

*Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.*

**Description of Attached Document**

**Title or Type of Document:** ____________________ **Document Date:** __________

**Number of Pages:** _____ **Signer(s) Other Than Named Above:** ____________________

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

# Report of Independent Registered Public Accounting Firm

Board of Directors
Flashfunders Securities, LLC

We have audited the accompanying statement of financial condition of Flashfunders Securities, LLC (the "Company") as of December 31, 2014, and the related statement of operations changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Flashfunders Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Flashfunders Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedule I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Flashfunders Securities, LLC's financial statements. The supplemental information is the responsibility of Flashfunders Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 26, 2015

# Flashfunders Securities, LLC
## Statement of Financial Condition
## December 31, 2014

### Assets

| | | |
|---|---|---|
| Cash | $ | 37,991 |
| Deposits Paid | | 3,750 |
| **Total assets** | $ | 41,741 |

### Liabilities and Members' Equity

**Liabilities**

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 3,003 |
| **Total liabilities** | | 3,003 |

**Members' equity**

| | | |
|---|---|---|
| Members' equity | | 38,738 |
| **Total members' equity** | | 38,738 |
| **Total liabilities and members' equity** | $ | 41,741 |

*The accompanying notes are an integral part of these financial statements.*

**Flashfunders Securities, LLC**
**Statement of Operations**
**For the Year Ended December 31, 2014**

| | |
|---|---|
| **Revenues** | |
| Interest & dividend | $ 1 |
| **Total revenues** | 1 |
| **Expenses** | |
| Communications | 2,952 |
| Occupancy and equipment rental | 21,083 |
| Taxes, other than income taxes | 22,190 |
| Other operating expenses | 40,459 |
| **Total expenses** | 86,684 |
| **Net income (loss) before income tax provision** | (86,683) |
| **Income tax provision** | 800 |
| **Net income (loss)** | $ (87,483) |

*The accompanying notes are an integral part of these financial statements.*

**Flashfunders Securities, LLC**
**Statement of Changes in Members' Equity**
**For the Year Ended December 31, 2014**

| | Members' Equity |
|---|---|
| **Balance at December 31, 2013** | $ 46,221 |
| Member's Contribution | 80,000 |
| Net income (loss) | (87,483) |
| **Balance at December 31, 2013** | $ 38,738 |

*The accompanying notes are an integral part of these financial statements.*

**Flashfunders Securities, LLC**
**Statement of Cash Flows**
**For the Year Ended December 31, 2014**

| | | |
|---|---|---|
| **Cash flow from operating activities:** | | |
| Net income (loss) | | (87,483) |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | |
| (Increase) decrease in assets: | | |
| Prepaid expense | 1,800 | |
| Increase (decrease) in liabilities: | | |
| Accounts payable and accrued expenses | (3,403) | |
| Total adjustments | | (1,603) |
| **Net cash provided by (used in) operating activities** | | (89,086) |
| **Net cash provided by (used in) in investing activities** | | - |
| **Cash flow from financing activities:** | | |
| Members' contributions | 80,000 | |
| **Net cash provided by (used in) financing activities** | | 80,000 |
| **Net increase (decrease) in cash** | | (9,086) |
| **Cash at beginning of year** | | 47,077 |
| **Cash at end of year** | | 37,991 |
| **Supplemental disclosure of cash flow information:** | | |
| Cash paid during the year for: | | |
| Interest | $ - | |
| Income taxes | $ 800 | |

*The accompanying notes are an integral part of these financial statements.*

**Flashfunders Securities LLC**
**Notes to Financial Statements**
**December 31, 2014**

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Flashfunders Securities, LLC formerly known as ECA Securities LLC (the "Company") was first organized in Delaware on January 3, 2005 and was qualified to do business in the State of California on January 15, 2005. In 2005, the Company became a registered broker/dealer in securities under the Securities Exchange Act of 1934, as amended, to provide investment banking services and strategic consulting services. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

On September 8, 2014 the Company changed its name from ECA Securities LLC to Flashfunders Securities LLC. In conjunction with the name change, 100% of the membership interest in Flashfunders Securities LLC was sold by Europlay Capital Advisors LLC to Flashfunders, Inc., Europlay Capital Advisors LLC owns 50% of Flashfunders, Inc., and SAM Venture Partners owns the other 50% of Flashfunders, Inc.

Advisory fees consist of retainers that are paid after letters of agreement are signed for consulting and investment banking business, as well as success fees upon the closing of transactions in which the Company participated.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company recognizes its advisory fees when earned, usually after completion of the assignment or upon invoicing of non-refundable retainers or fee payments, in accordance with written terms of its engagement agreements.

Receivable from clearing organizations represent commissions earned on securities transactions. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

**Flashfunders Securities LLC**
**Notes to Financial Statements**
**December 31, 2014**

**Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

**Note 2: INCOME TAXES**

The Company, with the consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is subject to a limited liability company gross receipts tax, with a minimum franchise tax. As of December 31, 2014, the income tax provision consists of the following:

| | | |
|---|---|---|
| Franchise tax | $ | 800 |
| Gross receipts tax | | - |
| Total income tax provision | $ | 800 |

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2014, the IRS has not proposed any adjustment to the Company's tax position.

## Note 3: RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with Europlay Capital Advisors, LLC, ("Europlay"), whereby the Company pays Europlay for use of its facilities, and other operating costs. During the year, the Company incurred $28,100 in accordance with the terms of the agreement, with $2,203 still payable at year end.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

## Note 4: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending December 31, 2014, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

| ASU Number | Title | Effective Date |
|---|---|---|
| 2013-02 | Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income *(February 2013).* | After 12/15/13 |
| 2013-11 | Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists *(July 2013).* | After 12/15/14 |
| 2014-08 | Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity *(April 2014).* | After 12/15/14 |
| 2014-09 | Revenue from Contracts with Customers (Topic 606): Revenue from Contracts with Customers *(May 2014).* | After 12/15/17 |
| 2014-15 | Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern *(August 2014).* | After 12/15/16 |

## Note 4: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (Continued)

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

## Note 5: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2014, the Company had net capital of $35,735 which was $29,735 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($3,003) to net capital was 0.08 to 1, which is less than the 15 to 1 maximum allowed.

## Flashfunders Securities, LLC

### Schedule I - Computation of Net Capital Requirements
### Pursuant to Rule 15c3-1
### As of December 31, 2014

| | | |
|---|---|---|
| **Computation of net capital** | | |
| Members' equity | $ 38,738 | |
| **Total members' equity** | | $ 38,738 |
| Less: Non-allowable assets | | |
| Deposits Paid | (3,750) | |
| **Total non-allowable assets** | | (3,750) |
| **Net capital before haircuts** | | 34,988 |
| Less: Haircuts on securities | | |
| Haircut on money markets | (253) | |
| **Total haircuts on securities** | | (253) |
| **Net Capital** | | 34,735 |
| **Computation of net capital requirements** | | |
| Minimum net capital requirements | | |
| 6 2/3 percent of net aggregate indebtedness | $ 200 | |
| Minimum dollar net capital required | $ 5,000 | |
| Net capital required (greater of above) | | (5,000) |
| **Excess net capital** | | $ 29,735 |
| Aggregate indebtedness | | $ 3,003 |
| Ratio of aggregate indebtedness to net capital | 0.08 :1 | |

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2014 (See Note 6).

**Flashfunders**
**Securities, LLC**
**Schedule II - Exemption Report Required by SEC Rule 17a-5, 17 C.F.R**
**As of December 31, 2014**

Flashfunders Securities, LLC (the "Company"), is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel the Company to file annual reports with the Securities and Exchange Commission and the Company's designated examining authority. One of the reports to be included in the annual filing is an exemption report prepared by the Company. Pursuant to that requirement, the Company hereby makes the following assertions:

**Identified Exemption Provision:**

The Company claims exemption from SEC Rule 15c3-3 under the provisions in paragraph (k)(2)(i).

**Statement Regarding Meeting Exemption Provision:**

The Company met the exemption provision in Rule 15c3-3 (k)(2)(i) throughout the year ended December 31, 2014 without exception.

**Flashfunders Securities, LLC**
**Report on Exemption Provisions**
**Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)**
**For the Period from June 1, 2014 to December 31, 2014**

# FLASHFUNDERS SECURITIES LLC

## Assertions Regarding Exemption Provisions

We, as members of management of Flashfunders Securities LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

**Identified Exemption Provision:**

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i)).

**Statement Regarding Meeting Exemption Provision:**

The Company met the identified exemption provision without exception throughout the period June I, 2014 through December 31, 2014.

Flashfunders Securities LLC

By: ______________________
Joseph Miller, Managing Director

______________________
February 17,2015

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

## Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Flashfunders Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Flashfunders Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Flashfunders Securities, LLC stated that Flashfunders Securities, LLC met the identified exemption provisions throughout the period from June 1, 2014 to December 31, 2014 without exception. Flashfunders Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Flashfunders Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 26, 2015

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
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